Guggenheim Equal Weight Enhanced Equity Income Fund

Cusip: 40167M106   Record Date: October 14, 2016

Ticker: GEQ        Payable Date: October 31, 2016

Distribution Amount Per Share: $0.4375

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short-term capital gains ; net realized long-term capital gains and return of capital. All amounts a re expressed per common share.

		% Breakdown of the	Total Cumulative	% Breakdown of the Total
	Current Quarterly	Current Quarterly	Distributions for the	Cumulative Distributions
	Distribution ($)	Distribution	Fiscal Year to Date ($)	for the Fiscal Year to Date
Net Investment Income	$0 .0214	4.89%	$0.2662	20.28%
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	$0 .4161	95.11%	$0.8876	67.63%
Return of Capital	-	-	$0.1587	12.09%
Total (per common share)	$0 .4375	100.00%	$1.3125	100.00%

If the Fund estimates that it has distributed more than its income and net realized capital gains, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s Investment performance and should not be confused with “yield” or “income”.

The amounts and sources of distributions reported in this 19 (a) Notice are only estimates and are not being provided for tax reportin g purposes. The actual amounts and sources of the amounts for tax reporting purposes will depe nd upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report thes e distributions for federal income tax purposes.

The following table provides GEQ’s total return performance based on net asset value (NAV) over various time periods compared to G EQ’s annualized and cumulative distributions rates.

Average annual total return (in relation to NAV) for the period since inception (October 27, 2011) to September 30, 2016	7.90%
Annualized current distribution rate ex pressed as a percentage of NAV as of September 30, 2016	9.59%
Cumulative total return (in relation t o NAV) for the fiscal year through September 30, 2016	6.37%
Cumulative fiscal year distributio ns as a percentage of NAV as of September 30, 2016	7.20%
Performance data quoted represents past performance, whi ch is no guarantee of future results and current performance may be lower or higher than the figures shown. Total returns reflect fees and expenses of the Fund.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the ter ms of the Fund’s Managed Distribution Policy.